EXHIBIT 99.1
                                                                    ------------



FIRST INTERIM REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2004



MESSAGE TO SHAREHOLDERS


WESTERN OIL SANDS INC. ("WESTERN") IS PLEASED TO PRESENT FIRST QUARTER 2004 RESULTS AND TO PROVIDE AN OPERATIONAL UPDATE FOR THE ATHABASCA OIL SANDS PROJECT (THE "PROJECT" OR THE "AOSP"). IN THE FIRST THREE MONTHS OF 2004, WESTERN GENERATED NET REVENUES OF $82.7 MILLION AND CASH FLOW FROM OPERATIONS OF $9.0 MILLION ($0.18 PER SHARE) COMPARED TO NET REVENUES OF $74.3 MILLION AND CASH FLOW OF $ 3.4 MILLION ($0.07 PER SHARE) IN THE FOURTH QUARTER OF 2003. EBITDA WAS $25.7 MILLION, UP FROM $20.4 MILLION IN THE FOURTH QUARTER. RISK MANAGEMENT ACTIVITIES REDUCED REVENUE, EBITDA AND CASH FLOW BY $17.4 MILLION FOR THE FIRST QUARTER OF 2004 AND BY $5.4 MILLION IN THE FOURTH QUARTER OF 2003.

The AOSP continued to successfully ramp-up production, averaging approximately 136,000 barrels per day (27,200 barrels per day - Western's share) or 88% of project design capacity during the first quarter of 2004, an increase of 4.5% over production levels in the fourth quarter of 2003. For increasing periods of time, production was sustained at or above levels of 155,000 barrels per day, with the quarterly average being affected by extremely cold temperatures in the quarter that challenged both our operators and our equipment at the mine site. The challenge of operating through our first winter season provided important lessons for future operations. At the Upgrader we are beginning to see the benefits of our early optimization initiatives - an improving product mix by producing more light products - thereby increasing profitability for Western. We continue to pursue our cost target of $12.00 to $14.00 per barrel to produce synthetic crude oil. We believe that target will be achieved through a combination of aggressive cost management, continuous growth of bitumen production volumes and steady, reliable plant production. The progress is being made through a series of adjustments to the existing process that forms a continuous flow of refinements known as de-bottlenecking. For Western the equation is clear: for every dollar of cost we can eliminate, the gain in net earnings is approximately $1.3 billion over the life of the project.

The Joint Venture achieved a satisfactory final settlement with insurers for recovery of costs resulting from the January 2003 fire and related freezing damage at the mine site. However, certain insurers also involved in the Cost Overrun and Delay Insurance dispute with Western continue to withhold insurance proceeds payable to Western for these damages. With the exception of an amount withheld, approximately equal to the amounts recovered, these claims have now been resolved. The Joint Venture continues to pursue claims for lost profits resulting from production delays caused by the fire. In addition, arbitration proceedings will commence shortly for Western's limits claim on its $200 million Cost Overrun and Delay Insurance policy.

The AOSP has now received the major provincial and federal government approvals required for the first phase of its Jackpine Mine located in the Athabasca oil sands region of northern Alberta. With major approvals now in hand, we will continue work on the project development phase, which includes feasibility studies and ongoing community dialogue. These approvals are another positive step towards our long-term goal of producing 500,000 barrels per day from our Athabasca oil sands leases. As previously announced, the planned development of the leases is as follows:

     o Expansion of the existing Muskeg River Mine - to increase total production from the current design level of 155,000 barrels per day of bitumen to approximately 225,000 barrels per day. This development would likely be complete before 2010.

     o Jackpine Mine - Phase 1 - a proposed mining and extraction facility located on the eastern portion of Lease 13 with a capacity of approximately 200,000 barrels per day of bitumen production. The development of this new mine is covered by the recent regulatory approvals from the provincial and federal governments.

     o Jackpine Mine - Phase 2 - additional resources on Leases 88 and 89 would be mined as an extension of the first phase of the Jackpine Mine, allowing for additional production of approximately 100,000 barrels per day. Development of Leases 88 and 89 requires additional regulatory approval.

The owners are evaluating other de-bottlenecking and expansion scenarios on an ongoing basis which may alter the volumes and time frames for these expansions. The timing of an investment decision for these developments will depend on market conditions, project cost and sustainable development considerations.







On behalf of the Board of Directors,            Guy J. Turcotte

                                                President and Chief
                                                Executive Officer

                                                April 27, 2004

MANAGEMENT'S DISCUSSION & ANALYSIS

THE FOLLOWING DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS WAS PREPARED AS OF APRIL 27, 2004 AND SHOULD BE READ IN CONJUNCTION WITH THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2004 AND 2003 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2003 INCLUDED IN THE ANNUAL REPORT. IT OFFERS MANAGEMENT'S ANALYSIS OF OUR FINANCIAL AND OPERATING RESULTS AND CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS RELATING BUT NOT LIMITED TO OUR OPERATIONS, ANTICIPATED FINANCIAL PERFORMANCE, BUSINESS PROSPECTS AND STRATEGIES. FORWARD-LOOKING INFORMATION TYPICALLY CONTAINS STATEMENTS WITH WORDS SUCH AS "ANTICIPATE", "ESTIMATE", "EXPECT", "POTENTIAL", "COULD", OR SIMILAR WORDS SUGGESTING FUTURE OUTCOMES. WE CAUTION READERS TO NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING INFORMATION BECAUSE IT IS POSSIBLE THAT PREDICTIONS, FORECASTS, PROJECTIONS AND OTHER FORMS OF FORWARD-LOOKING INFORMATION WILL NOT BE ACHIEVED BY WESTERN.

BY ITS NATURE, OUR FORWARD-LOOKING INFORMATION INVOLVES NUMEROUS ASSUMPTIONS, INHERENT RISKS AND UNCERTAINTIES. A CHANGE IN ANY ONE OF THESE FACTORS COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING INFORMATION. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE
FOLLOWING: MARKET CONDITIONS, LAW OR GOVERNMENT POLICY, OPERATING CONDITIONS AND COSTS, PROJECT SCHEDULES, OPERATING PERFORMANCE, DEMAND FOR OIL, GAS, AND RELATED PRODUCTS, PRICE AND EXCHANGE RATE FLUCTUATIONS, COMMERCIAL NEGOTIATIONS OR OTHER TECHNICAL AND ECONOMIC FACTORS.



OVERVIEW

Western Oil Sands Inc. ("Western") is a Canadian oil sands corporation that holds a 20 per cent undivided ownership interest in a multibillion dollar Joint Venture that is exploiting the recoverable bitumen resources found in oil sands deposits in the Athabasca region of Alberta, Canada. Shell Canada Limited and Chevron Canada Limited hold the remaining 60 per cent and 20 per cent undivided ownership interests, respectively, in the Joint Venture. The Athabasca Oil Sands Project (the "AOSP" or the "Project"), which includes facilities owned by the Joint Venture and third parties, uses established processes to mine oil sands deposits, extract, and upgrade the bitumen into synthetic crude oil and vacuum gas oil. Currently, apart from our interest in the Project, we have no other material assets nor do we have any other ongoing operations. Western is, however, actively pursuing other oil sands and related business opportunities.

HIGHLIGHTS

-------------------------------------------------------------------------------------------------------------
                                                                               THREE MONTHS ENDED,
                                                                ---------------------------------------------
                                                                   MAR. 31, 2004  DEC. 31, 2003 MAR. 31, 2003
-------------------------------------------------------------------------------------------------------------
OPERATING DATA  (bbls/d)
     Bitumen Production                                                27,197         26,034            --
     Synthetic Crude Sales                                             35,786         37,453            --

FINANCIAL DATA ($ thousands, except as indicated)
     Net Revenue                                                       82,684         74,342            --
     Realized Crude Oil Sales Price - Oil Sands ($/bbl) (1)(2)          34.61          31.30            --
     EBITDA(1) (3)                                                     25,732         20,370        (1,439)
     EBITDA ($/bbl) (1)(4)                                              10.40           8.50            --
     Cash Flow from Operations (5)                                      9,048          3,444        (2,207)
     Cash Flow per Share - Basic ($/Share) (1)(6)                        0.18           0.07         (0.04)
     Net (Loss) Earnings  Attributable to Common  Shareholders (7)     (5,703)        17,618        (2,376)
     Net (Loss) Earnings Per Share - Basic ($/Share)                    (0.11)          0.35         (0.05)
     Net Capital Expenditures                                           5,458          7,703       112,168
     Total Assets (8)                                               1,457,418      1,458,424     1,428,950
     Long-term Liabilities                                            914,846        921,910       815,195
     Weighted Average Shares Outstanding - Basic (Shares)          50,673,495     50,592,445    49,646,110
-------------------------------------------------------------------------------------------------------------

(1)  PLEASE REFER TO PAGE 17 FOR A DISCUSSION OF NON-GAAP FINANCIAL MEASURES.
(2) THE REALIZED CRUDE OIL SALES PRICE IS THE REVENUE DERIVED FROM THE SALE OF WESTERN'S SHARE OF THE PROJECT'S SYNTHETIC CRUDE OIL DIVIDED BY THE CORRESPONDING VOLUME. PLEASE REFER TO PAGE 7 FOR CALCULATION.
(3) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, DEPLETION, AMORTIZATION, STOCK BASED COMPENSATION, ACCRETION ON ASSET RETIREMENT OBLIGATION AND FOREIGN EXCHANGE AS CALCULATED ON PAGE 12.
(4)  EBITDA ($/BBL) IS EBITDA DIVIDED BY TOTAL BITUMEN PRODUCTION FOR THE
     PERIOD.
(5) CASH FLOW FROM OPERATIONS IS EXPRESSED BEFORE CHANGES IN NON-CASH WORKING CAPITAL.
(6) CASH FLOW PER SHARE IS CALCULATED AS CASH FLOW FROM OPERATIONS DIVIDED BY WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC.
(7)  WESTERN HAS NOT PAID CASH DIVIDENDS IN ANY OF THE ABOVE REFERENCED PERIODS.
(8) MARCH 31, 2003 TOTAL ASSETS AND LONG-TERM LIABILITIES HAVE BEEN RESTATED TO REFLECT THE ADOPTION OF ASSET RETIREMENT OBLIGATION.



OPERATING RESULTS

The Company commenced reporting operations on a commercial basis effective June 1, 2003 and, as a result, comparisons to prior year, pre-operating information are provided only where appropriate. Accordingly, as there is no comparable operating information for the three months ended March 31, 2003, operating comparisons have been provided for the fourth quarter of 2003, which management believes provides more meaningful information for shareholders and potential investors.

PRODUCTION

The AOSP continued to make progress during the first quarter of 2004 with production volumes reaching new daily and weekly highs. Production from the Project averaged approximately 136,000 barrels per day of bitumen, representing 88 per cent of the design capacity rate. While extreme cold in January and unplanned maintenance in March at the Muskeg River Mine affected volumes for the first quarter of 2004, our average production for the period increased 4.5% over the previous quarter, and we gained further insight into key factors to sustaining high production levels. Entering the second quarter, the focus remains on continuous improvement - safely and steadily increasing reliability and production while consistently meeting customers' needs.

                                [GRAPHIC OMITTED]
                                  [BAR CHART]

                          QUARTERLY PRODUCTION VOLUMES

                        Q1        Q2       Q3      Q4      Q1
                      2003      2003     2003    2003    2004
                      ----      ----     ----    ----    ----
AOSP                    --      85.7    116.3   130.0   135.9
WESTERN                 --      17.1     23.3    26.0    27.2

REVENUE

Western achieved $132.6 million in crude oil sales revenue in the first quarter of 2004, including $112.7 million from our share of proprietary production, compared to $133.7 million in revenues of which $107.9 million was proprietary production in the fourth quarter of 2003. The slight decrease in gross sales revenue is due to a reduction in third party marketing activities in the first quarter. The increase in revenue from our proprietary production is the result of an increase in Edmonton PAR (the reference price for light sweet crude at Edmonton), partially offset by a decrease in sales volumes as Western had larger volumes left in inventory at the end of the first quarter of 2004. Included in sales revenue are our risk management activities, which reduced revenue by $17.4 million in 2004, and by $5.4 million in the fourth quarter of 2003. Western generated net revenue of $82.7 million in the first quarter of 2004, after considering the impact of purchased feedstocks and transportation costs downstream of Edmonton, compared to net revenue of $74.3 million in the fourth quarter of 2003. Feedstocks are crude products introduced at the Upgrader. Some are introduced into the hydrocracking/hydrotreating process and some are used as blendstock to create various qualities of synthetic crude oil products. The cost of these feedstocks is dependent upon world oil markets and the spread between heavy and light crude oil prices.

----------------------------------------------------------------------------------------------------------
NET REVENUE                                                                     THREE MONTHS ENDED,
----------------------------------------------------------------------------------------------------------
                                                                      MAR. 31, 2004          DEC. 31, 2003
----------------------------------------------------------------------------------------------------------
REVENUE
                Oil Sands                                                   112,713               107,857
                Marketing                                                    19,522                25,383
                Transportation                                                  322                   427
                                                                      -----------------------------------
                Total Revenue                                               132,557               133,667
                                                                      ===================================

PURCHASED FEEDSTOCKS AND TRANSPORTATION
                Oil Sands                                                    29,701                33,626
                Marketing                                                    19,478                25,367
                Transportation                                                  694                   332
                                                                      -----------------------------------
                Total Purchased Feedstocks and Transportation                49,873                59,325
                                                                      ===================================

NET REVENUE
                Oil Sands                                                    83,012                74,231
                Marketing                                                        44                    16
                Transportation                                                 (372)                   95
                                                                      -----------------------------------
                Total Net Revenue                                            82,684                74,342
                                                                      ===================================

SYNTHETIC CRUDE SALES (BBLS/D)                                               35,786                37,453
                                                                      ===================================

REALIZED CRUDE OIL SALES PRICE ($/BBL)                                        34.61                 31.30
                                                                      ===================================

NOTE:  THERE WAS NO REVENUE FOR THE FIRST QUARTER, ENDED MARCH 31, 2003.

The Edmonton PAR benchmark averaged $46.10 per barrel over the three-month period ended March 31, 2004, resulting in an average synthetic crude oil quality differential of $6.16 per barrel for Western. This compares to an average synthetic crude oil quality differential in the fourth quarter of 2003 of $7.09 per barrel based on an average Edmonton PAR price of $39.95 per barrel.

                               [GRAPHIC OMITTED]
                                  [BAR CHART]

                            SALES PRICE REALIZATIONS


                                     Q3, 2003        Q4, 2003        Q1, 2004
                                     --------        --------        --------
Realized Drude Oil Price             $  34.14         $ 31.30         $ 34.61
Impact of Hedging                        0.92            1.56            5.33
Differential to Emonton Par              6.27            7.09            6.16


Upgrader optimization initiatives in the first quarter increased the light to heavy ratio in the overall sales mix, resulting in the improved average price realization relative to Edmonton light crude oil, when compared to the fourth quarter. Due to wider than anticipated heavy oil price differentials and higher ratios of heavy synthetic product in the overall sales mix, our price realizations reflect a greater discount from Edmonton PAR than our long-term target of $1.75 to $2.75 per barrel. However, our differentials are expected to continue to improve as our operations stabilize, our products become more established in the marketplace and further Upgrader optimization initiatives are undertaken.

OPERATING COSTS

High natural gas prices, production volumes below design rates and incremental non-recurring costs associated with non-scheduled maintenance activities resulted in unit cash operating costs of $20.94 per barrel for the quarter compared to $20.80 for the fourth quarter of 2003. Unit cash operating costs are expected to improve in 2004 as volumes increase and ramp-up challenges are resolved, but as previously reported, for the balance of the year unit costs are still expected to be above the long-term target range of $12.00 to $14.00 per barrel. We believe that target will be achieved through a combination of aggressive cost management, continuous growth of bitumen production volumes and steady, reliable plant production.

ROYALTIES

Royalties were $0.7 million or $0.27 per barrel in the first quarter, up from the $0.5 million or $0.21 per barrel recorded in the fourth quarter 2003. The increase in total royalties is due to growing production volumes, as well as certain royalty adjustments relating to prior periods.


CORPORATE RESULTS

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $2.0 million for the first quarter of 2004, compared to $1.4 million for the same period in 2003. This year-over-year increase is the result of the timing for payment of directors' fees, expenses for additional financial reporting and operational requirements. Administrative expenses were $2.2 million in the fourth quarter of 2003; these expenses were slightly higher than the first quarter of 2004 due to additional consulting and legal expenses in the fourth quarter.

INSURANCE EXPENSES

Insurance expenses were $2.5 million for the first quarter of 2004 (first quarter 2003 - nil), compared to $1.4 million in the fourth quarter of 2003. As operational insurance coverage commenced November 1, 2003, insurance expenses for the fourth quarter of 2004 include premiums for two months only.

INTEREST EXPENSE

Interest expense was $15.8 million in the first quarter of 2004 compared to $16.0 million in the fourth quarter of 2003. Interest charges of $15.2 million incurred in the first quarter of 2003, prior to commercial operations, were capitalized and will be amortized over the life of the Project's reserves. A lower prime lending rate combined with a reduction in our debt level have reduced interest charges on Western's credit facilities compared to the fourth quarter of 2003. This has been partially offset by increased interest charges on our US denominated Notes caused by a strengthening of the US dollar.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization ("DD&A") totaled $10.6 million for the first quarter of 2004 (first quarter 2003 - $0.1 million) compared to $11.8 million in DD&A charges for the fourth quarter of 2003. The reduction in DD&A was mainly due to amortization of deferred charges relating to an $88 million note purchase facility that matured and was repaid in October 2003 increasing the amortization expense in the previous quarter. The quarter-to-quarter reduction was partially offset by an increased depletion rate in the first quarter of 2004 as a result of increased bitumen production and incorporating revised independent reserves estimates as at December 31, 2003.

FOREIGN EXCHANGE

A strengthening of the US dollar during the first quarter reduced the value of the Canadian dollar from US $0.7738 to US $0.7631. This resulted in an unrealized foreign exchange loss of $8.2 million for the quarter, relating to the conversion of the US denominated Senior Secured Notes into Canadian dollars.

INCOME TAXES

For the three months ended March 31, 2004 Western had a future income tax recovery of $4.2 million (first quarter 2003 - $0.7 million). This recovery is comprised of the future income tax effect of: (1) the unrealized foreign exchange loss recognized in the quarter and (2) a reduction in the capital assets in excess of tax values, due to the depreciation, depletion and amortization recognized in the quarter. We anticipate using non-capital loss carryforwards in the first quarter of 2004, instead of depreciable capital pools, to negate any taxable income and this use has partially mitigated the future income tax effect of these other items. For the fourth quarter of 2003 Western had a future income tax recovery of $0.2 million. This recovery reflected a recovery for the net loss, before consideration of the unrealized foreign exchange gain, offset by the future income tax expense for this unrealized foreign exchange gain.


NET EARNINGS

During the first quarter of 2004, Western's net loss attributable to common shareholders was $5.7 million ($0.11 per share) compared to a net loss of $2.4 million ($0.05 per share) in the first quarter of 2003, prior to operational start-up. Earnings in the fourth quarter of 2003 were $17.6 million ($0.35 per share). The net earnings are heavily impacted by the effects of unrealized foreign exchange gains or losses on our US denominated debt. In the first quarter of 2004, there was an unrealized foreign exchange loss of $8.1 million while in the fourth quarter of 2003 there was an unrealized gain of $26.1 million, representing a total movement of $34.2 million.

The following table provides the reconciliation between Net (Loss) Earnings Attributable to Common Shareholders, Cash Flow from Operations (before changes in non-cash working capital) and EBITDA:

RECONCILIATION:  NET (LOSS) EARNINGS TO EBITDA

                                                                     Three Months Ended (thousands)
                                                    MAR 31, 2004            Dec 31, 2003         Mar 31, 2003
-------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO
  COMMON SHAREHOLDERS                              $      (5,703)        $        17,618         $    (2,376)
Add (Deduct):
   Depreciation, Depletion and Amortization               10,561                  11,797                  56
   Accretion on Asset Retirement Obligation                  125                     236                   -
   Stock-based Compensation                                  152                     108                  16
   Foreign Exchange Loss (Gain)                            8,145                 (26,100)                  -
   Future Income Tax Recovery                             (4,232)                   (215)               (652)
   Charge for Convertible Notes                               --                      --                 749
-------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS, BEFORE
   CHANGES IN NON-CASH WORKING CAPITAL             $       9,048         $         3,444         $    (2,207)
Add (Deduct):
   Interest                                               15,848                  16,000                  --
   Realized Foreign Exchange Loss                             68                     158                  --
   Large Corporations Tax                                    768                     768                 768
-------------------------------------------------------------------------------------------------------------
EBITDA                                             $      25,732         $        20,370         $    (1,439)
-------------------------------------------------------------------------------------------------------------

EBITDA (Earnings before Interest Taxes Depreciation, Depletion and Amortization) was $25.7 million for the three-month period ended March 31, 2004 reflecting a 29% increase over the $20.4 million recorded for the fourth quarter of 2003. Cash flow from operations for the first quarter 2004 was $9.0 million compared with $ 3.4 million for the fourth quarter of 2003. The improvement in EBITDA and cash flow are mainly the result of an increase in the average synthetic crude sales price driven by increased Edmonton PAR and a slightly improved light to heavy mix generating improved returns. These improvements were tempered by marginally higher operating and insurance costs.

FINANCIAL POSITION

DEBT FINANCING

During the first quarter of 2004, Western paid down the amount outstanding against its $240 million Revolving Credit Facility by $16 million. At March 31, 2004 a total of $172 million remained outstanding. This compares to a total of $188 million that was drawn and outstanding at December 31, 2003. This Revolving Credit Facility, of which $15 million is restricted to letter of credit requirements only, is subject to certain financial covenants, including a limit on the amount available for drawdown. This limit is determined through an independent evaluation of our reserves, which calculates a net present value of cash flows from these reserves, using constant prices and costs, before income taxes and discounted at 10%. As a result of the evaluation, the amount available for drawdown for general corporate purposes decreased from the $215 million available at December 31, 2003 to $181 million at March 31, 2004.

EQUITY FINANCING

In April 2004, Western issued 2,000,000 Class A shares ("Common Shares") at a price of $34.00 per share for gross proceeds of $68 million (net proceeds of approximately $65.3 million) pursuant to Western's previously announced public offering. The Common Shares were offered to the public on a bought-deal basis through a syndicate of Canadian underwriters. Net proceeds from the issue will be used for general corporate purposes and for expansion opportunities. In addition, Western will consider the acquisition of additional oil sands leases in the Athabasca oil sands area. Pending application of the net proceeds, Western applied a portion of the net proceeds to temporarily reduce its indebtedness.

CAPITAL EXPENDITURES

Western's capital expenditures totaled $10.1 million in the first quarter of 2004, including $8.2 million for sustaining capital, $1.3 million for growth and new venture investments and $0.6 million for other corporate purposes. This total is down significantly from the $112.1 million of capital expenditures for the same period in 2003 when the project was nearing the end of the construction phase. Western anticipates spending a further $36 million, approximately, on capital activities throughout the remainder of 2004.

ANALYSIS OF CASH RESOURCES

Cash balances increased by $0.9 million over the three-month period ended March 31, 2004 to $4.7 million. Cash inflows included: a $13.0 million decrease in working capital, $9.1 million cash flow from operations, $4.6 million in insurance proceeds and $0.6 million from the exercise of employee stock options. Outflows included: the $16.0 million repayment of long term debt, $10.1 million of capital expenditures and $0.3 million in repayment of obligations under capital lease and deferred charges.

INSURANCE CLAIMS

The Joint Venture achieved a satisfactory final settlement with insurers for recovery of costs resulting from the January 2003 fire and related freezing damage at the mine site. However, certain insurers also involved in the Cost Overrun and Delay Insurance dispute with Western continue to withhold insurance proceeds payable to Western for these damages. With the exception of an amount withheld, approximately equal to the amounts recovered, these claims have now been resolved. During the first quarter we received insurance proceeds totaling $4.6 million, bringing the total recovered to date under the insurance coverage provided in our Joint Venture construction policies to $14.3 million for our share. Proceeds received during the quarter were recorded as a reduction in the amount of capital costs in the period. The Joint Venture continues to pursue claims for lost profits resulting from production delays caused by the fire. In addition, arbitration proceedings will commence shortly for Western's limits claim on its $200 million Cost Overrun and Delay Insurance policy.

FINANCIAL RISKS

The objective of Western's hedging program is to mitigate exposure to the volatility of crude oil prices, thereby stabilizing current and future cash flow from the sale of our synthetic crude products, protecting the base capital program and ensuring the funding of debt obligations. To this end Western has entered into the following contracts, summarized below as at March 31, 2004:

HEDGING SUMMARY
                                                                                               Unrealized Increase
                     Notional                      Hedge                        Swap          (Decrease) to Future
Instrument            Volume                      Period                        Price           Revenue(thousands)
-------------------------------------------------------------------------------------------------------------------
WTI Swaps         20,000 bbls/d         Apr 1, 2004 to June 30, 2004         US$27.29            $    (18,149)
WTI Swaps         20,000 bbls/d         Jul 1, 2004 to Dec 31, 2004          US$27.14                 (27,910)
WTI Swaps         16,000 bbls/d         Jan 1, 2005 to Mar 31, 2005          US$26.17                 (10,078)
WTI Swaps          7,000 bbls/d         Apr 1, 2005 to Dec 31, 2005          US$26.87                  (8,741)
-------------------------------------------------------------------------------------------------------------------
                                                                                                 $    (64,878)


OUTLOOK

Looking ahead into 2004, the Project remains focused on continuous improvement, moving towards sustained production of 155,000 barrels per day while reducing operating expenses and improving product netbacks. Unit costs are expected to decline through 2004 with continued increases in production volumes throughout the year, but as previously reported, are expected to be above the long-term target range.

The valuable experience gained in meeting the challenges faced in the quarter will ensure that ramp-up continues in a safe and reliable manner. Furthermore, the Joint Venture group is beginning to turn its attention to the expansion phase of the AOSP, looking to modest increases in production from de-bottlenecking and moving ahead with the MRM Expansion and the project development of the Jackpine Mine Expansion - Phase 1.

JACKPINE EXPANSION

The AOSP has now received the major provincial and federal government approvals required for the first phase of its Jackpine Mine located in the Athabasca oil sands region of northern Alberta. With major approvals now in hand, we will continue work on the project development phase, which includes feasibility studies and ongoing community dialogue. These approvals are another positive step towards our long-term goal of producing 500,000 barrels per day from our Athabasca oil sands leases. As previously announced, the planned development of the leases is as follows:

     o Expansion of the existing Muskeg River Mine - to increase total production from the current design level of 155,000 barrels per day of bitumen to approximately 225,000 barrels per day. This development would likely be complete before 2010.

     o Jackpine Mine - Phase 1 - a proposed mining and extraction facility located on the eastern portion of Lease 13 with a capacity of approximately 200,000 barrels per day of bitumen production. The development of this new mine is covered by the recent regulatory approvals from the provincial and federal governments.

     o Jackpine Mine - Phase 2 - additional resources on Leases 88 and 89 would be mined as an extension of the first phase of the Jackpine Mine, allowing for additional production of approximately 100,000 barrels per day. Development of Leases 88 and 89 requires additional regulatory approval.

The owners are evaluating other de-bottlenecking and expansion scenarios on an ongoing basis, which may alter the volumes and time frames for these expansions. The timing of an investment decision for these developments will depend on market conditions, project cost and sustainable development considerations.

BUSINESS RISKS

Western is subject to a number of business risks that are typical given the nature of Western's operations. These risks are described in Western's previous public disclosures, including the 2003 Annual Report, which are available on the Company's website.

NON-GAAP FINANCIAL MEASURES

Western includes cash flow from operations per share and earnings before interest, taxes, depreciation, depletion and amortization, stock based compensation, accretion on asset retirement obligation and foreign exchange gains ("EBITDA") as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings (Loss) per Share and Net Earnings
(Loss) Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share and EBITDA provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDA provides a useful indicator of our ability to fund our financing costs and any future capital requirements.

WESTERN OIL SANDS INC.
CONSOLIDATED BALANCE SHEETS

                                                           AS AT           As at
                                                        MARCH 31     December 31
($ thousands)                                               2004            2003
--------------------------------------------------------------------------------
                                                                     (UNAUDITED)
ASSETS
Current Assets
     Cash                                            $     4,658    $     3,770
     Accounts Receivable                                  53,953         57,994
     Inventory                                            11,670          9,100
     Prepaid Expense                                       6,475          7,033
--------------------------------------------------------------------------------
                                                          76,756         77,897
--------------------------------------------------------------------------------

Capital Assets (note 2)                                1,349,857      1,353,317
Deferred Charges                                          20,266         20,903
Future Income Taxes (note 9)                              10,539          6,307
--------------------------------------------------------------------------------
                                                       1,380,662      1,380,527
--------------------------------------------------------------------------------
                                                     $ 1,457,418    $ 1,458,424
================================================================================

LIABILITIES

Current Liabilities
     Accounts Payable and Accrued Liabilities        $    76,958    $    65,949
     Obligations Under Capital Lease                       1,340          1,340
--------------------------------------------------------------------------------
                                                          78,298         67,289
Long-term Liabilities
     Long-term Debt (note 3)                             852,725        860,580
     Obligations Under Capital Lease                      51,274         51,610
     Other (note 4)                                       10,847          9,720
--------------------------------------------------------------------------------
                                                         914,846        921,910
--------------------------------------------------------------------------------
                                                         993,144        989,199
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share Capital (note 5)                                   477,267        476,667
Contributed Surplus                                          430            278
Deficit                                                  (13,423)        (7,720)
--------------------------------------------------------------------------------
                                                         464,274        469,225
--------------------------------------------------------------------------------
                                                     $ 1,457,418    $ 1,458,424
================================================================================

Commitments and Contingencies (note 10)
Subsequent Events (note 13)

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                                                                      THREE MONTHS ENDED MARCH 31,
(UNAUDITED)                                                             2004                  2003
--------------------------------------------------------------------------------------------------
($ thousands, except per share amounts)

REVENUES                                                           $ 132,557             $      --

EXPENSES:
     Operating                                                        51,825                    --
     Purchased Feedstocks and Transportation                          49,873                    --
     Royalties                                                           680                    --
     General and Administrative                                        1,987                 1,439
     Insurance                                                         2,460                    --
     Interest (note 7)                                                15,848                    --
     Stock-based Compensation (note 8)                                   152                    16
     Accretion on Asset Retirement Obligation (note 4)                   125                    --
     Depreciation, Depletion and Amortization                         10,561                    56
     Foreign Exchange Loss                                             8,213                    --
--------------------------------------------------------------------------------------------------
                                                                     141,724                 1,511
--------------------------------------------------------------------------------------------------
NET LOSS BEFORE INCOME TAXES                                          (9,167)               (1,511)
Income Tax (Recovery) Expense (note 9)                                (3,464)                  116
--------------------------------------------------------------------------------------------------
NET LOSS                                                              (5,703)               (1,627)
Charge for Convertible Notes (net of tax)                                 --                   749
--------------------------------------------------------------------------------------------------
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                       $  (5,703)            $  (2,376)
==================================================================================================

Deficit at Beginning of Period                                        (7,720)              (22,723)
--------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                                           $ (13,423)            $ (25,099)
--------------------------------------------------------------------------------------------------

NET LOSS PER SHARE (NOTE 6):
    Basic                                                          $   (0.11)            $   (0.05)
==================================================================================================

 See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             THREE MONTHS ENDED MARCH 31,
(UNAUDITED)                                                                    2004                  2003
----------------------------------------------------------------------------------------------------------
 ($ thousands)

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
   Net Loss                                                               $  (5,703)             $  (1,627)
Non-cash items:
   Depreciation, Depletion and Amortization                                  10,561                     56
   Accretion on Asset Retirement Obligation (note 4)                            125                     --
   Stock Based Compensation (note 8)                                            152                     16
   Unrealized Foreign Exchange Loss (note 3)                                  8,145                     --
   Future Income Tax Recovery  (note 9)                                      (4,232)                  (652)
----------------------------------------------------------------------------------------------------------
CASH FROM OPERATIONS                                                          9,048                 (2,207)
Decrease in Non-Cash Working Capital (note 12)                               17,915                   (606)
----------------------------------------------------------------------------------------------------------
                                                                             26,963                 (2,813)
----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Issue of Share Capital (note 5)                                              600                 50,797
   Share Issue Expenses                                                          --                 (2,187)
   (Repayment) Issue of Long-term Debt                                      (16,000)                31,000
   Deferred Charges                                                              (4)                   (80)
   Charge for Convertible Notes                                                  --                 (1,294)
   Repayment of Obligations Under Capital Lease                                (336)                    --
   Repayment of Other Long-term Liabilities                                      --                 (1,071)
----------------------------------------------------------------------------------------------------------
CASH (USED) GENERATED                                                       (15,740)                77,165
----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Capital Expenditures                                                     (10,061)              (112,168)
   Insurance Proceeds (note 10)                                               4,603                     --
   (Increase) Decrease in Non-Cash Working Capital (note 12)                 (4,877)                33,098
----------------------------------------------------------------------------------------------------------
CASH INVESTED                                                               (10,335)               (79,070)
----------------------------------------------------------------------------------------------------------

Increase (Decrease) in Cash                                                     888                 (4,718)
Cash at Beginning of Period                                                   3,770                 14,428
----------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                                     $   4,658              $   9,710
==========================================================================================================

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts in thousands)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the "Corporation"), and are presented in accordance with Canadian Generally Accepted Accounting Principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2003. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2003.

Effective June 1, 2003 the Corporation commenced commercial operations and accordingly has only recorded revenues and expenses related to the Corporation's share of operations of the Oil Sands Project since that date.

    1.   CHANGE IN ACCOUNTING POLICY

    (a)  ASSET RETIREMENT OBLIGATION
         In the fourth quarter of 2003, the Corporation early-adopted the new Canadian accounting standard for asset retirement obligations effective for January 1, 2003. Under the new accounting policy, the Corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and the asset is depreciated over the estimated useful life, which for the Oil Sands Project is the life of the associated proved and probable reserves. As the Corporation had not commenced commercial operations until June 1, 2003 there is no impact to the comparative consolidated statement of operations, as depreciation and accretion were not recorded until commercial operations commenced.

    (b)  STOCK-BASED COMPENSATION
         In the fourth quarter of 2003, the Corporation expensed stock options on a prospective basis effective January 1, 2003. Prospective adoption requires the fair value of compensation cost related to stock options granted in 2003 be expensed in the consolidated statement of operations over the vesting period, with a corresponding amount being recorded as contributed surplus on the consolidated balance sheet. The adoption of this standard required that the comparative quarter of 2003 be restated by $16,000.

         During the first quarter of 2004, the Board of Directors approved a Performance Share Unit Plan, which is described in note 8. The Corporation, under CICA 3870 "Stock-based Compensation and Other Stock-based Payments", is required to recognize compensation expense, and contributed surplus, related to this plan in accordance with the fair value method.

    2.   CAPITAL ASSETS

                                                                                 Accum.
March 31, 2004                                                 Cost               DD&A*         Net Book Value
----------------------------------------------------------------------------------------------------------------
(Unaudited)

Oil Sands Project                                          $    1,309,725     $   (28,409)     $     1,281,316
Oil Sands Project Assets Under Capital Lease                       52,540          (1,191)              51,349
Other Assets                                                       18,038            (846)              17,192
----------------------------------------------------------------------------------------------------------------
                                                           $    1,380,303     $   (30,446)     $     1,349,857
================================================================================================================


December 31, 2003
----------------------------------------------------------------------------------------------------------------

Oil Sands Project                                          $    1,304,460     $   (18,954)     $     1,285,506
Oil Sands Project Assets Under Capital Lease                       52,744            (795)              51,949
Other Assets                                                       16,639            (777)              15,862
----------------------------------------------------------------------------------------------------------------
                                                           $    1,373,843     $   (20,526)     $     1,353,317
================================================================================================================

*    Accumulated Depreciation, Depletion and Amortization


    3.   LONG -TERM DEBT

                                                            MARCH 31, 2004        December 31, 2003
--------------------------------------------------------------------------------------------------------
                                                              (UNAUDITED)
US$450 million Senior Secured Notes                          $      589,725          $     581,580
Senior Credit Facility                                               91,000                 91,000
Revolving Credit Facility                                           172,000                188,000
--------------------------------------------------------------------------------------------------------
                                                             $      852,725          $     860,580
--------------------------------------------------------------------------------------------------------

The Corporation's US dollar denominated Senior Secured Notes (the "Notes") are translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange loss arising on the Notes was $8.1 million for the three months ended March 31, 2004. For the three month period ended March 31, 2003, as the Corporation had not yet commenced commercial operations, an unrealized foreign exchange gain of $47.6 million was capitalized as part of the costs of the Oil Sands Project.

Under the terms of the Revolving Credit Facility, of which $15 million is available only for letter of credit requirements, there is a limit on the amount available for drawdown. This limit is determined as a function of the net present value of cash flows before income taxes discounted at 10% from our reserves as determined on a constant price basis by the independent reserves evaluators. As a result of the evaluation, the amount available for drawdown for general corporate purposes decreased from the $215 million available at December 31, 2003 to $181 million at March 31, 2004.

    4.   OTHER LONG -TERM LIABILITIES

                                                               MARCH 31, 2004     December 31, 2003
-------------------------------------------------------------------------------------------------------
                                                                 (UNAUDITED)
Operating Lease Guarantee Obligation                            $        3,585          $    2,583
Asset Retirement Obligation                                              7,262               7,137
-------------------------------------------------------------------------------------------------------
                                                                $       10,847          $    9,720
=======================================================================================================


5.       SHARE CAPITAL

ISSUED AND OUTSTANDING:
                                                                 Number of Shares            Amount
-------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31, 2003                                           49,956,271       $   464,704
Issued on Exercise of Employee Stock Options                               67,750               600
-------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2004                                              50,024,021           465,304
-------------------------------------------------------------------------------------------------------

CLASS D PREFERRED SHARES, SERIES A
Balance at December 31, 2003 and March 31, 2004                           666,667            11,963
-------------------------------------------------------------------------------------------------------

TOTAL ISSUED SHARE CAPITAL AT MARCH 31, 2004                           50,690,688       $   477,267
                                                                                        ===============

OUTSTANDING:
Class A Warrants                                                          494,224
Stock Options                                                           1,337,533
----------------------------------------------------------------------------------
DILUTED SHARES AT MARCH 31, 2004                                       52,522,445
==================================================================================

The Corporation has 494,224 Class A Warrants outstanding. Each Class A Warrant entitles the holder to purchase one Common Share at $2.50 per share until five years after start-up of the Oil Sands Project.


    6.   LOSS PER SHARE

The basic weighted average number of shares for the three-month period ended March 31, 2004 is 50,673,495 (March 31, 2003 - 49,646,110). Due to a loss for the three-month period ended March 31, 2004 and 2003 zero incremental shares are included for the diluted earnings per share weighted average number because the effect would be anti-dilutive.

    7.   INTEREST EXPENSE
                                                                          Three Months Ended March 31,
                                                                           2004                  2003
---------------------------------------------------------------------------------------------------------
                                                                     (Unaudited)           (Unaudited)
Interest on Long-term Debt                                         $     15,370          $     15,184
Capitalized Interest in Oil Sands Project                                    --               (15,184)
---------------------------------------------------------------------------------------------------------
Interest Expense, Net                                                    15,370                    --
Interest on Obligations Under Capital Lease                                 478                    --
---------------------------------------------------------------------------------------------------------
                                                                   $     15,848          $         --
=========================================================================================================

It is the Corporation's policy to capitalize carrying costs including interest expense for capital assets acquired, constructed or developed over time up until the point in time when the assets are substantially complete and after commercial production has begun. As the Corporation commenced reporting commercial operations on June 1, 2003, interest is no longer being capitalized. At June 1, 2003 a total of $87.1 million of net interest expense (March 31, 2003
- $78.8 million) had been capitalized as part of the Oil Sands Project.

Cash interest paid for the three months ended March 31, 2004 was $3.2 million (March 31, 2003 - $0.7 million). No cash interest was received for the three months ended March 31, 2004 (March 31, 2003 - $0.1 million).

    8.   STOCK-BASED COMPENSATION

In February 2004 the Board of Directors approved a Performance Share Unit Plan ("PSUP"). Awards under PSUP will be in the form of units ("Unit Awards"), with each unit entitling the holder to receive one Common Share of the Corporation for no additional consideration and subject to certain restrictions. Each Unit Award will vest at a rate of one third of the units awarded thereunder annually over a three-year period, conditional on the Corporation achieving an acceptable total shareholder return against a peer group. If total shareholder return at a particular vesting date is in the bottom 25 percent of the peer group, none of the units otherwise eligible to vest with respect to such Unit Award will vest. If total shareholder return at a particular vesting date is in the top 25 percent of the peer group, 150 percent of the units eligible to vest on such date will vest. If total shareholder return at a particular vesting date is in the middle 50 percent of the peer group, all of the units eligible to vest on such date will vest. No value has been recognized for the 38,679 Unit Awards granted during the three months ended March 31, 2004.

Under the Corporation's stock-based compensation plan 66,183 options were granted during the three-month period ended March 31, 2004 (March 31, 2003 - 142,000) at an average exercise price of $32.48. The fair values of all options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options and the assumptions used in their determination are as follows:

                                                Three Months Ended March 31,
-------------------------------------------------------------------------------
(Unaudited)                                        2004                2003
-------------------------------------------------------------------------------

Weighted-average Fair Value                   $   12.30             $  8.67
Risk Free Interest Rate                            4.12%               4.77%
Expected Life (in years)                           6.00                5.00
Expected Volatility                                0.30                0.30
Dividend Per Share                            $      --             $    --
===============================================================================

During 2003, the Corporation adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments" which results in the recognition of compensation expense for any options granted on or after January 1, 2003 under the fair value method. Accordingly, for the three-month period ended March 31, 2004, $0.2 million has been recognized (March 31, 2003 - $0.02 million) in compensation expense by the Corporation in accordance with the options granted since that date. Under CICA 3870 no compensation expense is required to be recognized for stock options granted before January 1, 2003. Had compensation expense been determined based on the fair value method for awards made on or after January 1, 2002 but before January 1, 2003, the Corporation's net loss and net loss per share would have been adjusted to the proforma amounts indicated below:

                                                                        Three Months Ended March 31,
------------------------------------------------------------------------------------------------------
(Unaudited)                                                               2004                  2003
------------------------------------------------------------------------------------------------------
Compensation Expense                                              $        224         $         221
Net Loss Attributable to Common Shareholders - as Reported               5,703                 2,376
------------------------------------------------------------------------------------------------------
Net Loss Attributable to Common Shareholders - Proforma           $      5,927         $       2,597
======================================================================================================
Basic Net Loss per share:
     - as Reported                                                $       0.11         $        0.05
======================================================================================================
     - Proforma                                                   $       0.12         $        0.05
======================================================================================================

    9.   INCOME TAX

                                                                         Three Months Ended March 31,
                                                                          2004                  2003
------------------------------------------------------------------------------------------------------
                                                                      (UNAUDITED)        (Undaudited)
Large Corporations Tax                                            $        768         $         768
Future Income Tax                                                       (4,232)                 (652)
------------------------------------------------------------------------------------------------------
Income Tax (Recovery) Expense                                     $     (3,464)        $         116
------------------------------------------------------------------------------------------------------

The future income tax asset (liability) consists of:

                                                                   MARCH 31, 2004     December 31, 2003
-------------------------------------------------------------------------------------------------------
                                                                     (UNAUDITED)
Future Income Tax Assets:
   Net Losses Carried Forward                                     $        47,985       $        49,682
   Share Issue Costs                                                        1,400                 1,723
Future Income Tax Liabilities:
   Capital Assets in Excess of Tax Values                                 (33,662)              (38,860)
   Unrealized Foreign Exchange Gain                                        (4,550)               (6,209)
   Debt Issue Costs                                                          (634)                  (29)
--------------------------------------------------------------------------------------------------------
NET FUTURE INCOME TAX ASSET                                       $        10,539       $         6,307
========================================================================================================

The following table reconciles income taxes calculated at the Canadian statutory rate of 38.87% (2003 - 41.12%) with actual income taxes:

                                                                     Three Months Ended March 31,
                                                                      2004                   2003
-----------------------------------------------------------------------------------------------------
                                                                (UNAUDITED)            (Unaudited)
Net Loss Before Income Taxes                               $        (9,167)       $        (1,511)
-----------------------------------------------------------------------------------------------------
Income Tax Recovery at Statutory Rate                               (3,563)                  (621)
Effect of Tax Rate Changes                                            (541)                   (31)
Non-taxable Portion of Foreign Exchange Loss                         1,811                      -
Impact of Resource Allowance                                        (1,939)                     -
Large Corporations Tax                                                 768                    768
-----------------------------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                              $        (3,464)       $           116
=====================================================================================================

    10.  COMMITMENTS AND CONTINGENCIES

During the three months ended March 31, 2004 the Corporation received $4.6 million in respect of the insurance coverage provided in our Joint Venture construction policies for the fire that occurred in January 2003 at the Muskeg River Mine Extraction Plant. The Corporation has received a total of $14.3 million for these property damages as of March 31, 2004. No further amounts, other than those collected at March 31, 2004, have been recognized in these statements relating to this insurance policy or the Corporation's other insurance policies, nor will an amount be recognized until the proceeds are received.

    11.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation has entered into various commodity-pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars. The agreements are summarized as follows at March 31, 2004:

--------------------------------------------------------------------------------------------------------------------------
   Instrument        Notional Volume               Hedge Period                       Swap Price      Unrealized Decrease
                         (bbls/d)                                                     (US$/bbl)        to Future Revenue
                                                                                                           (Cdn $'s)
--------------------------------------------------------------------------------------------------------------------------
    WTI Swaps             20,000         April 1,2004 to June 30, 2004                 US$27.29          $   (18,149)
    WTI Swaps             20,000         July 1, 2004 to December 31, 2004             US$27.14              (27,910)
    WTI Swaps             16,000         January 1, 2005 to March 31, 2005             US$26.17              (10,078)
    WTI Swaps             7,000          April  1,  2005 to  December  31, 2005        US$26.87               (8,741)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                         $   (64,878)
==========================================================================================================================

    12.  CHANGES IN NON-CASH WORKING CAPITAL

                                                                     Three Months Ended March 31,
--------------------------------------------------------------------------------------------------------
(Unaudited)                                                                 2004                2003
--------------------------------------------------------------------------------------------------------
Source (Use):
Operating Activities
     Accounts Receivable                                           $       3,427       $         814
     Inventory                                                            (2,570)             (1,139)
     Prepaid Expense                                                         558                  --
     Accounts Payable and Accrued Liabilities                             16,500                (281)
--------------------------------------------------------------------------------------------------------
                                                                   $      17,915       $        (606)
--------------------------------------------------------------------------------------------------------

Investing Activities
     Accounts Receivable                                           $         614       $      (1,262)
     Accounts Payable and Accrued Liabilities                             (5,491)             34,360
--------------------------------------------------------------------------------------------------------
                                                                   $      (4,877)      $      33,098
========================================================================================================


    13.  SUBSEQUENT EVENTS

On April 8, 2004, the Corporation completed a public offering for the issuance of 2,000,000 Common Shares for net proceeds of approximately $65.3 million. The offering was underwritten by a syndicate of Canadian underwriters and undertaken through the filing of a short form prospectus. Net proceeds from the issue will be used for general corporate purposes and for expansion opportunities. In addition, Western will consider the acquisition of additional oil sands leases in the Athabasca oil sands area. Western applied a portion of the net proceeds to temporarily reduce its indebtedness.